Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of GrubHub Inc. (F/K/A GrubHub Seamless Inc.) on Post-effective Amendment No. 1 to Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of our report dated February 10, 2014 (except for the effect of the 1-for-2 reverse common and preferred stock split discussed in Note 13, as to which the date is April 2, 2014) on the consolidated financial statements of GrubHub Inc. (F/K/A GrubHub Seamless Inc.) and to the reference to us under the heading “Experts” in the Registration Statement to Form S-1 (File No. 333-194219) filed by the Company with the Commission, as amended, and incorporated by reference in this Registration Statement.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

April 4, 2014